HSN, Inc.

1 HSN Drive

St. Petersburg, FL 33729

July 13, 2009

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 30549

Re:	HSN, Inc. (“HSNi”)

Post Effective Amendment No. 2 to Registration Statement on Form S-1

Filed May 22, 2009

File No. 333-152697

Dear Mr. Owings:

This letter will serve to respond to your letter dated July 8, 2009. For your convenience, we have keyed our responses to your comments.

Post Effective Amendment No. 2 to the Registration Statement on Form S-1

1. We did not believe it was necessary to file a Rule 424(b)(3) prospectus upon discovery that the shares of common stock registered in connection with the IAC distribution was less than the number of shares distributed to the IAC shareholders because we did not believe that these facts constituted a “substantive change” from the information set forth in the last form of prospectus for the following reasons:

•

The cover page of the original registration statement filed by HSNi stated that because it was not possible to accurately state the number of shares of IAC common stock and Class B common stock that will be outstanding as of the spin-off date, the calculation of the shares to be registered was based on shares of IAC common stock and IAC Class B common stock outstanding as of April 30, 2008, options to purchase the number of shares of IAC common stock and IAC restricted units in respect of shares of IAC common stock as of December 31, 2007 that may settle prior to the date of the spin-off.

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

July 13, 2009

•	The prospectus disclosed the number of shares of common stock that HSNi expected to have outstanding immediately following the spin-off, and the basis for its conclusion.

•	By the time the actual calculation had been made and confirmed at the time of HSNi’s audit, the distribution of the spin off shares had been completed.

•

The total number of shares of common stock registered pursuant to the registration statement was sufficient to cover the shares issued in connection with the IAC Distribution as well as the Adjusted Awards (as described in greater detail below).

In view of the foregoing, and in particular the fact that when it was discovered that the shares of common stock registered in connection with the IAC Distribution was less than the number of shares distributed to the IAC shareholders, the IAC Distribution had already been completed and the prospectus was no longer being used for this purpose and sufficient excess shares had been registered under the registration statement to cover the deficiency, we concluded in light thereof that this was not a substantive change in the disclosures provided. As a result, we further concluded that it was not necessary to file a Rule 424(b)(3) prospectus at that time.

With respect to the calculation the shares issuable under the Adjusted Awards plan, please be advised that the number of shares originally calculated for the Adjusted Awards was estimated based on the number of IAC equity-based awards outstanding as of December 31, 2007. After the spin-off was approved, HSNi worked with Smith Barney, the administrator of the IAC plan, to compile an accurate list of IAC equity-based awards outstanding as of August 20, 2008. HSNi ran final calculations based on this current information to determine the number of Adjusted Awards and have since actually issued those awards. These numbers were subsequently audited by our outside auditors. As a result, we are confident we will not be required to issue any additional shares under the Adjusted Awards plan.

With respect to our conclusion that HSNi could re-allocate how it would distribute shares under the Registration Statement, as I am sure you are aware there is no provision of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder that specifically addresses this issue. For purposes of our analysis, we relied on a number of different sources. Specifically, Rule 415(a)(2) promulgated under the Securities Act and Compliance and Disclosure Interpretation Question 212.16 under the Securities Act were looked to for guidance. As indicated above, HSNi registered sufficient shares of common stock to cover all of the share issuances contemplated in connection with the spin-off and the resultant stock option

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

July 13, 2009

plans. Although an estimation was made of the anticipated allocation of the shares, there was no specific allocation made and Rule 415(a)(2) only requires that the securities registered pursuant this rule on a non-Form S-3 registration statement not exceed those that are “reasonably expected” to be offered and sold within a period of two years. Accordingly, under these facts and circumstances, the allocation is more of a disclosure issue than a registration issue, which disclosure has been updated in the recently filed post-effective amendment. Further, Rule 478(a) of the Securities Act specifically allows all persons signing a registration statement to amend the registration statement to reduce the amount of securities registered. Based on the foregoing and in accordance with its undertakings provided pursuant to item 512(a)(3) of Regulation S-K, the post-effective amendment to the registration statement has deregistered the shares that will not be issued pursuant to the registration statement and has included the updated disclosure of the specific allocation of the shares so that the disclosures contained in the post-effective amendment are accurate.

I trust that the foregoing has been responsive to your inquiries. Upon your review of the attached, please contact the undersigned at (727) 872-4980 if you have any additional questions or comments.

Sincerely yours,

/s/ Linda C. Frazier
Linda C. Frazier
Vice President and Senior Counsel